FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended July, 2010

ICON plc
(Registrant's name)

0-29714
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Ciaran Murray, CFO
South County Business Park Leopardstown, Dublin 18, Ireland.
Ciaran.Murray@iconplc.com
011-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ICON plc

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies.

We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. At June 30, 2010, we had approximately 7,500 employees, in 71 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory, Imaging and Contract Staffing services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions. ICON plc’s principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000. For the three months ended June 30, 2010, we derived approximately 43.3%, 46.5% and 10.2% of our net revenue in the United States, Europe and Rest of World, respectively.

Recent Developments

Acquisitions

On May 17, 2010, the Company acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, headquartered in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($2.7 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013.

Bank Credit Lines and Loan Facilities

On December 22, 2008, a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million. On April 21, 2010 the Company reduced this facility to $25 million.  As at June 30, 2010, $25 million was available to be drawn under this facility.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2010 AND DECEMBER 31, 2009

	(Unaudited)	(Audited)
	June 30,	December 31,
	2010	2009
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$220,762	$144,801
Short term investments - available for sale	-	49,227
Accounts receivable	157,303	191,924
Unbilled revenue	86,631	92,080
Other receivables	12,614	13,016
Deferred tax asset	10,558	9,625
Prepayments and other current assets	22,569	20,126
Income taxes receivable	18,188	14,627
Total current assets	528,625	535,426
Other Assets:
Property, plant and equipment, net	162,875	178,989
Goodwill	169,596	173,568
Non-current other assets	3,708	3,082
Non-current income taxes receivable	483	483
Non-current deferred tax asset	8,427	6,890
Intangible assets	8,642	9,960
Total Assets	$882,356	$908,398
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$7,218	$12,123
Payments on account	141,338	165,198
Other liabilities	96,528	119,666
Deferred tax liability	1,410	751
Income taxes payable	2,009	1,782
Total current liabilities	248,503	299,520
Other Liabilities:
Non-current other liabilities	3,155	2,844
Non-current government grants	1,376	1,750
Non-current income taxes payable	18,152	19,350
Non-current deferred tax liability	13,043	12,688
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
59,834,190 shares issued and outstanding at June 30, 2010 and
59,007,565 shares issued and outstanding at December 31, 2009	5,031	4,965
Additional paid-in capital	188,972	174,188
Accumulated other comprehensive income	(21,457)	12,584
Retained earnings	425,581	380,509
Total Shareholders' Equity	598,127	572,246
Total Liabilities and Shareholders' Equity	$882,356	$908,398

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010 AND JUNE 30, 2009
(UNAUDITED)
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(in thousands except share and per share data)

Revenue:
Gross revenue	$313,087	$300,969	$622,638	$619,507
Reimbursable expenses	(89,336)	(80,968)	(179,775)	(179,675)

Net revenue	223,751	220,001	442,863	439,832

Costs and expenses:
Direct costs	130,869	125,146	262,187	249,314
Selling, general and administrative expense	58,923	58,010	111,217	119,268
Depreciation and amortization	8,281	7,526	17,003	15,016
One-time net charges	-	8,941	-	8,941

Total costs and expenses	198,073	199,623	390,407	392,539

Income from operations	25,678	20,378	52,456	47,293
Interest income	405	85	640	573
Interest expense	(344)	(960)	(771)	(2,184)

Income before provision for income taxes	25,739	19,503	52,325	45,682
Provision for income taxes (including one-time credits)	(2,866)	(973)	(7,253)	(6,208)

Net income	$22,873	$18,530	$45,072	$39,474
Net income per Ordinary Share:
Basic	$0.38	$0.32	$0.76	$0.67
Diluted	$0.38	$0.31	$0.74	$0.66

Weighted average number of Ordinary Shares outstanding:

Basic	59,667,635	58,576,384	59,395,142	58,557,089

Diluted	60,768,374	59,674,939	60,557,687	59,716,244

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND JUNE 30, 2009
(UNAUDITED)
	Six Months Ended
	June 30,	June 30,
	2010	2009
	(in thousands)
Cash flows from operating activities:
Net income	$45,072	$39,474
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	115	181
Depreciation and amortization	17,003	15,016
Amortization of grants	(77)	(72)
Share compensation expense	3,703	3,257
Deferred taxes	(1,451)	(4,566)
Changes in assets and liabilities:
Decrease in accounts receivable	19,195	6,328
Decrease in unbilled revenue	12,398	26,617
(Increase)/decrease in other receivables	(243)	129
Increase in prepayments and other current assets	(3,662)	(1,523)
Increase in other non current assets	(626)	(686)
(Decrease)/increase in payments on account	(20,784)	37,378
(Decrease)/increase in other current liabilities	(8,527)	6,892
Increase in other non current liabilities	472	671
(Decrease)/increase in income taxes payable	(6,661)	7,537
Decrease in accounts payable	(4,107)	(8,570)

Net cash provided by operating activities	51,820	128,063

Cash flows from investing activities:
Purchase of property, plant and equipment	(16,969)	(16,384)
Purchase of subsidiary undertakings	(1,161)	(24,086)
Purchase of short term investments	(30,260)	(67,553)
Sale of short term investments	79,487	16,544

Net cash provided by/(used in) investing activities	31,097	(91,479)

Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	-	17,400
Repayment of credit lines and facilities	-	(60,719)
Proceeds from exercise of share options	8,996	786
Share issuance costs	(28)	(56)
Tax benefit from the exercise of share options	2,179	55
Repayment of other liabilities	(160)	(156)
Net cash provided by/(used in) financing activities	10,987	(42,690)
Effect of exchange rate movements on cash	(17,943)	1,109
Net increase/(decrease) in cash and cash equivalents	75,961	(4,997)
Cash and cash equivalents at beginning of period	144,801	58,378

Cash and cash equivalents at end of period	$220,762	$53,381

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2009	59,007,565	$4,965	$174,188	$12,584	$380,509	$572,246

Comprehensive Income:
Net income					45,072	45,072
Currency translation adjustment (net of taxation)	-	-	-	(34,041)	-	(34,041)
Total comprehensive income						11,031
Share issuance costs			(28)			(28)
Exercise of share options	826,625	66	8,930			8,996
Non-cash stock compensation expense			3,703			3,703
Tax benefit on exercise of options			2,179			2,179
Balance at June 30, 2010	59,834,190	$5,031	$188,972	$(21,457)	$425,581	$598,127

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2010
1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2009. Operating results for the six months ended June 30, 2010, are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2010.

2. Goodwill

	June 30,	December 31,
	2010	2009
	(in thousands)
Opening balance	$173,568	$169,344
Current period acquisitions	3,732	1,584
Prior period acquisitions	110	(836)
Foreign exchange movement	(7,814)	3,476
Closing balance	$169,596	$173,568

The goodwill balance relates entirely to the clinical research segment.

On May 17, 2010, the Company acquired Timaq Medical Imaging (“Timaq”), a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, headquartered in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million).  Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($2.7 million) if these milestones are achieved during the years ended December 31, 2010 to December 31, 2013.

The acquisition of Timaq has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

May 17
2010
(in thousands)
Property, plant and equipment	$107
Goodwill	3,732
Other current assets	160
Current liabilities	(176)
Purchase price	$3,823

Goodwill represents the acquisition of an established workforce with experience in the provision of advanced imaging services to the pharmaceutical and biotechnology industry.

Prior Period Acquisitions - Acquisition of Qualia Clinical Services Inc. and Veeda Laboratories Ltd.

During the year ended December 31, 2009, the Company completed the acquisitions of Qualia Clinical Services, Inc., a Phase 1 facility located in Omaha, Nebraska and Veeda Laboratories Limited, a specialist provider of biomarker laboratory services to the global pharmaceutical and biotechnology industries, located in Oxford, United Kingdom, neither of which are considered individually significant. In aggregate, the total purchase price for these acquisitions was approximately $2.2 million. The excess of the consideration paid over the carrying value of the assets acquired of $0.6 million, has been recorded as goodwill of $1.6 million.

The acquisitions of Qualia Clinical Services Inc. and Veeda Laboratories Ltd. have been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations which is effective for all acquisitions which have taken place since January 1, 2009.

The following table summarises the fair values of the assets acquired and the liabilities assumed:

2009
(in thousands)
Property, plant and equipment	$361
Intangible assets	352
Goodwill	1,694
Cash	32
Other current assets	404
Current liabilities	(617)
Non current liabilities	(12)
Purchase price	$2,214

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies.

3. One-time net charges

One-time net charges recognised during the three months ended June 30, 2010, comprise:

	Three Months Ended
	June 30,	June 30,
	2010	2009
	(in thousands)
Restructuring charge	$-	$13,434
Research and development incentives	-	(4,493)
	$-	$8,941

Restructuring Charge

In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure during the three months ended June 30, 2009, to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets in which the Company operates.  A restructuring charge of $13.4 million was recognised during the three months ended June 30, 2009, comprising $8.3 million in respect of office consolidations and $5.1 million is respect of workforce reductions.

Research and Development Tax Incentives

During the three months ended June 30, 2009, the Company received research and development incentives in certain jurisdictions in which it operates.  Income of $4.5 million was recognized during the three months ended June 30, 2009, in respect of these incentives.

4. Income Taxes

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Provision for income taxes before one-time credits	$2,866	$4,263	$7,253	$9,498
One-time credits	-	(3,290)	-	(3,290)
Provision for income taxes after one time credits	$2,866	$973	$7,253	$6,208

As at June 30, 2010, the Company maintains a $17.7 million liability (December 31, 2009: $18.9 million) for unrecognized tax benefit, which is comprised of $14.5 million (December 31, 2009: $15.4 million) related to items generating unrecognized tax benefits and $3.2 million (December 31, 2009: $3.5 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2005 through 2009 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

5. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	59,667,635	58,576,384	59,395,142	58,557,089
Effect of dilutive share options outstanding	1,100,739	1,098,555	1,162,545	1,159,155
Weighted average number of ordinary shares for diluted net income per ordinary share	60,768,374	59,674,939	60,557,687	59,716,244

6. Stock Options

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors (the “Committee”) may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Committee may grant options to any consultant, adviser or non-executive director retained by the Company or any Subsidiary for the purchase of ordinary shares.

Each option granted under the 2008 Employee Plan or the 2008 Consultants Plan (together the “2008 Option Plans”) will be an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2008 Option Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year, to any employee, shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after July 21, 2018.

On July 21, 2008, the Company adopted the the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Committee may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.  Awards under the 2008 RSU Plan may be settled in cash or shares.

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Plan”) pursuant to which the Committee may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares.  Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the employee and the Company. The exercise price will be specified in each Stock Option Agreement.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan, and in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant, unless the Board expressly determines otherwise. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares.  No options can be granted after January 17, 2013.

Share option awards are generally granted with an exercise price equal to the market price of the Company’s shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.  The maximum contractual term of options outstanding at June 30, 2010, is eight years.

The following table summarizes option activity for the six months ended June 30, 2010:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life

Outstanding at December 31, 2009	5,408,222	$18.99	$7.60

Granted	989,327	$24.55	$9.17
Exercised	(826,625)	$10.88	$4.81
Forfeited	(168,440)	$25.92	$9.96

Outstanding at June 30, 2010	5,402,484	$21.03	$8.24	5.14

Exercisable at June 30, 2010	2,538,000	$16.80	$6.81	3.81

The Company has granted options with fair values ranging from $3.17 to $13.93 per option or a weighted average fair value of $6.63 per option.  The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2010, was 2,538,000.  Fully vested share options at June 30, 2010, have an average remaining contractual term of 3.81 years, an average exercise price of $16.80 and a total intrinsic value of $33.4 million.

The total intrinsic value of options exercised during the three months ended June 30, 2010, was $6.7 million (June 30, 2009: $0.5 million).  The total intrinsic value of options exercised during the six months ended June 30, 2010, was $14.9 million (June 30, 2009: $1.0 million).

Non vested shares outstanding as at June 30, 2010, are as follows:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non vested outstanding at December 31, 2009	2,904,687	$23.60	$9.24

Granted	989,327	$24.55	$9.17
Vested	(889,889)	$20.64	$8.21
Forfeited	(139,641)	$24.86	$9.66

Non vested outstanding at June 30, 2010	2,864,484	$24.77	$9.51

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the period ended June 30, 2010, and June 30, 2009 was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Six Months Ended
	June 30,	June 30,
	2010	2009

Weighted average fair value	$9.13	$8.76

Assumptions:
Expected volatility	45%	45%
Dividend yield	0%	0%
Risk-free interest rate	1.8%	0.3%
Expected life	4.05 years	5.11 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at the time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units

On August 7, 2008, the Company issued 6,280 restricted share units to certain employees of the Group.   These shares are exercisable over periods ranging from February 26, 2009, to February 26, 2011.  The market value of the Company’s shares on date of issue was $41.95.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three and six months ended June 30, 2010, has been allocated to direct costs and selling, general and administrative expenses as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(In thousands)		(In thousands)
Direct costs	$1,017	$916	$2,007	$1,794
Selling, general and administrative	$888	747	$1,696	1,463

	$1,905	$1,663	$3,703	$3,257

Total non-cash stock compensation expense not yet recognized at June 30, 2010, amounted to U.S.$19.6 million.  The weighted average period over which this is expected to be recognized is 2.09 years.  Total tax benefit recognized in additional paid in capital related to the non-cash compensation expense amounted to U.S. $1.0 million for the three months ended June 30, 2010 (2009: U.S.$nil) and $2.2 million for the six months ended June 30, 2010 (2009:$nil).

7. Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the Chief Executive Officer and Chief Financial Officer, who together are considered the Company’s chief operating decision maker, in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information.

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Denmark, Sweden, Finland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, Hong Kong, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand and South Africa. Segment information as at June 30, 2010 and June 30, 2009 and for the three and six months ended June 30, 2010 and June 30, 2009, is as follows:

a)	The distribution of net revenue by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Ireland	$33,906	$27,046	$62,878	$70,726
Rest of Europe	70,112	62,616	140,850	117,809
U.S.	96,876	113,458	194,331	216,697
Rest of the World	22,857	16,881	44,804	34,600
Total	$223,751	$220,001	$442,863	$439,832
* All sales shown for Ireland are export sales.

b)	The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Ireland	$13,526	$4,765	$23,059	$23,582
Rest of Europe	5,072	7,684	12,932	8,576
U.S.	5,763	7,307	13,432	13,658
Rest of the World	1,317	622	3,033	1,477
Total	$25,678	$20,378	$52,456	$47,293

c)	The distribution of property, plant and equipment, net, by geographical area was as follows:

	June 30,	December 31,
	2010	2009
	(in thousands)
Ireland	$100,519	$107,049
Rest of Europe	15,490	16,673
U.S.	36,535	45,194
Rest of the World	10,331	10,073
Total	$162,875	$178,989

d)	The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(in thousands)		(in thousands)
Ireland	$2,347	$2,307	$4,977	$4,459
Rest of Europe	1,283	1,200	2,859	2,614
U.S.	3,647	3,282	7,215	6,567
Rest of the World	1,004	737	1,952	1,376
Total	$8,281	$7,526	$17,003	$15,016

e)	The distribution of total assets by geographical area was as follows:

	June 30,	December 31,
	2010	2009
	(in thousands)
Ireland	$360,543	$319,528
Rest of Europe	167,415	184,630
U.S.	325,938	375,682
Rest of the World	28,460	28,558
Total	$882,356	$908,398

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2009. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support Clinical Development - from compound selection to Phase I-IV clinical studies. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. Our primary approach is to use dedicated teams to achieve optimum results, but we can implement a range of resourcing models to suit client requirements.

In a highly fragmented industry, we are one of a small number of companies with the capability and expertise to conduct clinical trials in all major therapeutic areas on a global basis. At June 30, 2010, we had approximately 7,500 employees, in 71 locations in 39 countries, providing Phase I - IV Clinical Trial Management, Drug Development Support Services, Data Management and Biostatistical, Central Laboratory, Imaging and Contract Staffing services. We have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue for contracts is recognized on the basis of the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All investigator fees and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of ICON's business involves the management of projects having a typical duration of one to three years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  We have 17 operations operating in U.S. dollars, 11 trading in Euros, 5 in pounds Sterling and Indian Rupee, 2 each in Russian Rouble, Japanese Yen, Swedish Krona, Chinese Yuan Renminbi and Singapore dollars and 1 each in Polish Zloty, Israeli New Shekels, Latvian Lats, Hungarian Forint, Czech Koruna, Ukraine Hryvnia, Romanian New Leu, Lithuanian Litas, South African Rand, Australian dollars, Philippine Peso, Hong Kong dollar, Taiwan dollar,  South Korean Won, Thai Baht, New Zealand dollars, Argentine Peso, Mexican Peso, Brazilian Real, Chilean Peso, Colombian Peso, Peruvian Neuvo Sol, and Canadian dollar. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and, when appropriate, hedge a portion of these, using forward exchange contracts, where they are not covered by natural hedges.  In addition, we usually negotiate currency fluctuation clauses in our contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. The Company's results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended June 30, 2010 compared with Three Months Ended June 30, 2009

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	June 30, 2010	June 30, 2009	2009 to 2010
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	1.7%
Costs and expenses:
Direct costs	58.5%	56.9%	4.6%
Selling, general and administrative	26.3%	26.4%	1.6%
Depreciation and amortization	3.7%	3.4%	10.0%
One-time net charges	0.0%	4.1%	(100.0)%
Income from operations	11.5%	9.3%	26.0%

Net revenue increased by $3.8 million, or 1.7%, from $220.0 million for the three months ended June 30, 2009, to $223.8 million for the three months ended June 30, 2010. The rate of increase in net revenue growth has slowed in recent quarters mainly due to the economic downturn, its impact on market confidence and the availability of funding for drug development.  For the three months ended June 30, 2010, we derived approximately 43.3%, 46.5% and 10.2% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs increased by $5.8 million, or 4.6%, from $125.1 million for the three months ended June 30, 2009, to $130.9 million for the three months ended June 30, 2010. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. This increase was primarily due to increases in both compensation and travel expenditure for project related staff of $6.3 million and $2.2 million respectively. These increases were offset by a reduction in laboratory costs of $1.9 million and other direct project costs $1.2 million.  Direct costs as a percentage of net revenue increased from 56.9% for the three months ended June 30, 2009, to 58.5% for three months ended June 30, 2010.

Selling, general and administrative expenses increased by $0.9 million, or 1.6%, from $58.0 million for the three months ended June 30, 2009, to $58.9 million for the three months ended June 30, 2010. Selling, general and administrative expenses consist of compensation, related fringe benefits, share based compensation expense and travel expenditure for selling and administrative employees, professional services costs, advertising costs and all costs related to facilities and information systems. The increase in selling, general and administrative expenses arises primarily from an increase of $2.8 million in personnel related costs, comprising compensation, related fringe benefits and travel costs for selling, general and administrative employees and recruitment expenditure, offset by a decrease of $1.0 million in facilities and information systems expenditure, comprising rent, utility and support and maintenance costs, and a decrease of $0.9 million in professional services costs. As a percentage of net revenue, selling, general and administrative expenses, decreased from 26.4% for the three months ended June 30, 2009, to 26.3% for the three months ended June 30, 2010.

Total share based compensation expense recognized during the three months ended June 30, 2010 amounted to $1.9 million compared to $1.7 million during the three months ended June 30, 2009.

Depreciation and amortization expense increased by $0.8 million, or 10.0%, from $7.5 million for the three months ended June 30, 2009, to $8.3 million for the three months ended June 30, 2010. As a percentage of net revenue, depreciation and amortization increased from 3.4% of net revenues for the three months ended June 30, 2009, to 3.7% for the three months ended June 30, 2010. The increase arises primarily from our continued investment in facilities and equipment to support the Company’s growth.

One-time net charges of $8.9 million were recognised during the three months ended June 30, 2009.  In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets and the recognition of a restructuring charge of $13.4 million in the second quarter of 2009.  This was offset by research and development incentives of $4.5 million received by the Company in certain jurisdictions in which it operates.

Income from operations increased by $5.3 million, or 26.0%, from $20.4 million for the three months ended June 30, 2009, to $25.7 million for the three months ended June 30, 2010. As a percentage of net revenue, income from operations increased from 9.3% for the three months ended June 30, 2009, to 11.5% of net revenues for the three months ended June 30, 2010.  Excluding the impact of one-time net charges recognised during the three months ended June 30, 2009, income from operations as a percentage of net revenue decreased from 13.3% for the three months ended June 30, 2009 to 11.5% for the three months ended June 30, 2010.

Net interest income for the three months ended June 30, 2010, was $0.1 million, compared with net interest expense of $0.9 million for the three months ended June 30, 2009. Interest expense for the period decreased by $0.6 million from $0.9 million for the three months ended June 30, 2009 to $0.3 million for the three months ended June 30, 2010.  Interest income for the period increased by $0.3 million from $0.1 million for the three months ended June 30, 2009, to $0.4 million for the three months ended June 30, 2010.

Provision for income taxes increased from $1.0 million for the three months ended June 30, 2009, to $2.9 million for the three months ended June 30, 2010.  The Company’s effective tax rate for the three months ended June 30, 2010, was 11.1% compared with 5.0% for the three months ended June 30, 2009. The effective rate for the three months ended June 30, 2009, was lower than the three months ended June 30, 2010, primarily as a consequence of research and development tax credits received in certain jurisdictions in 2009.

Six Months Ended June 30, 2010 compared with Six Months Ended June 30, 2009

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Six Months Ended
	June 30, 2010	June 30, 2009	2009 to 2010
			Percentage
	Percentage of Net Revenue		Increase/ (decrease)

Net revenue	100.0%	100.0%	0.7%
Costs and expenses:
Direct costs	59.2%	56.7%	5.2%
Selling, general and administrative	25.1%	27.1%	(6.8)%
Depreciation and amortization	3.9%	3.4%	13.2%
One-time net charges	0.0%	2.0%	(100.0)%
Income from operations	11.8%	10.8%	10.9%

Net revenue increased by $3.1 million, or 0.7%, from $439.8 million for the six months ended June 30, 2009, to $442.9 million for the six months ended June 30, 2010. The rate of increase in net revenue growth has slowed in recent quarters mainly due to the economic downturn and its impact on market confidence and the availability of funding for drug development.  For the six months ended June 30, 2010, we derived approximately 43.9%, 46.0% and 10.1% of our net revenue in the United States, Europe and Rest of World, respectively.

Direct costs increased by $12.9 million, or 5.2%, from $249.3 million for the six months ended June 30, 2009, to $262.2 million for the six months ended June 30, 2010.  Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs arose primarily from increases in both compensation and travel costs for project-related employees of $15.1 million and $3.1 million respectively, offset by reductions in laboratory costs of $3.1 million and other direct project costs of $2.2 million. Direct costs as a percentage of net revenue increased from 56.7% for the six months ended June 30, 2009, to 59.2% for the six months ended June 30, 2010.

Selling, general and administrative expenses decreased by $8.1 million, or 6.8%, from $119.3 million for the six months ended June 30, 2009, to $111.2 million for the six months ended June 30, 2010. Selling, general and administrative expenses consist of compensation, related fringe benefits, share based compensation expense and travel expenditure for selling and administrative employees, professional services costs, advertising costs and all costs related to facilities and information systems. The decrease in selling, general and administrative expenses arises primarily from decreases in general overhead costs and facility related costs of $6.8 million and $1.5 million respectively. The decrease in general overhead costs is primarily attributable to a decrease in professional services costs of $3.2 million, a reduction in bad debt allowances of $1.5 million, and a decrease in foreign exchange losses on the retranslation of monetary assets and liabilities of $0.9 million. As a percentage of net revenue, selling, general and administrative expenses, decreased from 27.1% for the six months ended June 30, 2009, to 25.1% for the six months ended June 30, 2010.

Total share based compensation expense recognized during the six months ended June 30, 2010 amounted to $3.7 million compared to $3.3 million during the six months ended June 30, 2009.

Depreciation and amortization expense increased by $2.0 million, or 13.2%, from $15.0 million for the six months ended June 30, 2009, to $17.0 million for the six months ended June 30, 2010. As a percentage of net revenue, depreciation and amortization increased from 3.4% of net revenues for the six months ended June 30, 2009, to 3.9% for the six months ended June 30, 2010. The increase arises primarily from our continued investment in facilities and equipment to support the Company’s growth.

One-time net charges of $8.9 million were recognised during the six months ended June 30, 2009.  In response to the globalization of clinical studies and its attendant impact on resources in existing and emerging markets, the Company conducted a review of its existing infrastructure to better align its resources with the needs of its clients.  This realignment resulted in resource rationalizations in certain more mature markets and the recognition of a restructuring charge of $13.4 million in the second quarter of 2009.  This was offset by research and development incentives of $4.5 million received by the Company in certain jurisdictions in which it operates.

Income from operations increased by $5.2 million, or 10.9%, from $47.3 million for the six months ended June 30, 2009, to $52.5 million for the six months ended June 30, 2010. As a percentage of net revenue, income from operations increased from 10.8% for the six months ended June 30, 2009, to 11.8% of net revenues for the six months ended June 30, 2010.   Excluding the impact of one-time net charges recognised during the six months ended June 30, 2009, income from operations as a percentage of net revenue decreased from 12.8% for the six months ended June 30, 2009 to 11.8% for the six months ended June 30, 2010.

Net interest expense for the six months ended June 30, 2010, was $0.1 million, a decrease of $1.5 million on net interest expense of $1.6 million for the six months ended June 30, 2009. Interest expense for the period decreased by $1.4 million from $2.2 million for the six months ended June 30, 2009, to $0.8 million for the six months ended June 30, 2010.  Interest income for the six months ended June 30, 2010, increased by $0.1 million to $0.6 million.

Provision for income taxes increased from $6.2 million for the six months ended June 30, 2009, to $7.4 million for the six months ended June 30, 2010.  The Company’s effective tax rate for the six months ended June 30, 2010, was 13.9% compared with 13.6% for the six months ended June 30, 2009.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

Net cash at June 30, 2010 amounted to $220.8 million compared with net cash of $194.0 million at December 31, 2009. Net cash at June 30, 2010 comprised cash and cash equivalents of $220.8 million. Net cash at December 31, 2009 comprised cash and cash equivalents of $144.8 million and short term investments of $49.2 million. Borrowings available to the Group under negotiated facilities at June 30, 2010 amounted to $87.0 million compared with $162.5 million at December 31, 2009.

Net cash provided by operating activities was $51.8 million for the six months ended June 30, 2010, compared with cash provided by operating activities of $128.1 million for the six months ended June 30, 2009.  The Group’s working capital, comprising total current assets less total current liabilities, at June 30, 2010 amounted to $280.1 million, compared to $235.9 million at December 31, 2009.  The most significant influence on our working capital and operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 30 days at June 30, 2010 and 33 days at December 31, 2009.

Net cash provided by investing activities was $31.1 million for the six months ended June 30, 2010, compared to net cash used in investing activities of $91.5 million for the six months ended June 30, 2009. Net cash provided by investing activities in the six months ended June 30, 2010 arose principally from the sale of short term investments. During the six months ended June 30, 2010, the Company realized a net $49.2 million from the sale of its short term investments. The Company actively manages its available cash resources to try to ensure optimum returns. Amounts realized from the sale of short term investments during the period were reinvested in cash equivalents.  Capital expenditure for the six months ended June 30, 2010, amounted to $17.0 million, and comprised mainly of expenditure on global infrastructure and information technology systems to support the Company’s growth.

Net cash provided by financing activities during the six months ended June 30, 2010, amounted to $11.0 million compared with net cash used in financing activities of $42.7 million for the six months ended June 30, 2009.

As a result of these cash flows, cash and cash equivalents increased by $76.0 million for the six months ended June 30, 2010, compared to a decrease of $5.0 million for the six months ended June 30, 2009.

On July 9, 2007, ICON plc entered into a five year committed multi-currency facility agreement for €35 million ($43.3 million) with Bank of Ireland.  The facility bears interest at an annual rate equal to EURIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  At June 30, 2010, €21.8 million ($27.0 million) was available to be drawn under this facility.

On December 22, 2008, a committed three year US dollar credit facility was negotiated with Allied Irish Bank plc for $50 million. On April 21, 2010 the Company reduced this facility to $25 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At June 30, 2010, $25 million was available to be drawn under this facility.

On January 2, 2009, an additional four year committed credit facility was negotiated with Bank of Ireland for $25 million. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favor of the bank.  At June 30, 2010, $25 million was available to be drawn under this facility.

On May 29, 2009, a three year committed credit facility was negotiated with Citibank Europe for $10 million.  The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees and pledges in favor of the bank.  At June 30, 2010, $10 million was available to be drawn under the facility.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

____________________________
/s/ Ciaran Murray
Date: July 19, 2010	Ciaran Murray
Chief Financial Officer